                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 11)1

                               LIQUID AUDIO, INC.
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                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
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                         (Title of Class of Securities)

                                   53631T 10 2
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                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 16, 2002
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             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 53631T 10 2                   13D                  Page 2 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  STEEL PARTNERS II, L.P.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     WC
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                   13D                  Page 3 of 8 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    2,062,866
  OWNED BY
    EACH
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                2,062,866
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,062,866
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 53631T 10 2                   13D                  Page 4 of 8 Pages
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            The following  constitutes  Amendment No. 11 ("Amendment No. 11") to the  Schedule 13D filed by the  undersigned.  This  Amendment  No. 11 amends the
Schedule 13D as specifically set forth.

   Item 4 is hereby amended to add the following:

                 On July 16, 2002,  Steel  Partners II delivered a letter to the
Board of Directors of the Issuer in response to the Issuer's  rejection by press release of Steel Partners II's offer to acquire all of the Issuer's  outstanding
Common  Stock for $2.75 per share in cash.  In the  letter,  Steel  Partners  II questions  the motives of the Board of Directors of the Issuer in entering  into the merger agreement with Alliance  Entertainment Corp. and whether the Board of
Directors fully evaluated the risks of merging with Alliance.  Steel Partners II also criticizes the Board of Directors'  decision not to enter into  discussions with Steel  Partners II concerning its offer and to lower the threshold at which the  Issuer's  poison  pill is  triggered  from 15% to 10%.  Steel  Partners  II continues to believe that its all-cash offer is superior to the proposed  merger with Alliance and provides  shareholders an opportunity to maximize the value of their shares in the short-term at a premium. A copy of the letter is filed as an exhibit to this Amendment No. 11 and incorporated herein by reference.

   Item 7 is hereby amended to add the following exhibit:

               12.    Letter  from  Steel  Partners  II,  L.P.  to the  Board of
                      Directors of Liquid Audio, Inc., dated July 16, 2002.

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CUSIP No. 53631T 10 2                   13D                  Page 5 of 8 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 2002                          STEEL PARTNERS II, L.P.

                                               By:  Steel Partners, L.L.C.
                                                    General Partner

                                               By: /s/ Warren G. Lichtenstein
                                                   -----------------------------
                                                   Warren G. Lichtenstein
                                                   Chief Executive Officer

                                               /s/ Warren G. Lichtenstein
                                               ---------------------------------
                                               WARREN G. LICHTENSTEIN

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CUSIP No. 53631T 10 2                   13D                  Page 6 of 8 Pages
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                                  EXHIBIT INDEX

Exhibit                                                                  Page
-------                                                                  ----

1.          Joint Filing Agreement, dated July 26,
            2001 (previously filed).

2.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated September 10, 2001 (previously
            filed).

3.          Letter from Steel Partners II, L.P. to
            certain officers and directors of Liquid
            Audio, Inc., dated October 3, 2001
            (previously filed).

4.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated October 22, 2001 (previously filed).

5.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated October 25, 2001 (previously filed).

6.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated November 26, 2001 (previously
            filed).

7.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated April 16, 2002 (previously filed).

8.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated May 29, 2002 (previously filed).

9.          Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated June 14, 2002 (previously filed).

10.         Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated June 18, 2002 (previously filed).

11.         Letter from Steel Partners II, L.P. to the
            Board of Directors of Liquid Audio, Inc.,
            dated June 26, 2002 (previously filed).

12.         Letter from Steel Partners II, L.P. to the                  7-8
            Board of Directors of Liquid Audio, Inc.,
            dated July 16, 2002.

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CUSIP No. 53631T 10 2                   13D                  Page 7 of 8 Pages
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                             STEEL PARTNERS II, L.P.
                              150 East 52nd Street
                                   21st Floor
                            New York, New York 10022
                                    --------
                               TEL (212) 813-1500
                               FAX (212) 813-2198

July 16, 2002

The Board of Directors
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063

Ladies and Gentlemen:

Steel  Partners II, L.P.,  the largest  shareholder  of Liquid Audio,  Inc. (the
"Company"),  is  extremely  disappointed  by the recent  actions of the Board of
Directors.  We believe that by entering into the revised  merger  agreement with
Alliance  Entertainment  Corp.  ("Alliance") and rejecting our offer to purchase the Company for $2.75 per share in cash without ever  returning one of our phone calls,  the  Board  has  not  acted  in the  best  interests  of  the  Company's shareholders.  We are shocked  that the  Company  would dare to present a merger proposal to shareholders  that  incorporates a coercive tender in which the only way  shareholders  can  recoup a portion  of their  investment  is to vote for a transaction that they do not support.

Based on reactions  from many other large  shareholders,  we believe this latest merger  proposal  will  fail  by a wide  margin  because  shareholders  want  an immediate  return of their capital on a risk-free  basis.  Shareholders  are not interested  in "taking a flyer" on a leveraged  business  that  operates on thin margins,  that has a high  customer  concentration  risk and that  operates in a music industry that has been decimated in recent years.  We firmly believe there is no strategic  reason for Alliance to acquire the Company and that  Alliance's sole motivation in this transaction is to fix its own capital structure problems with the  Company's  cash.  We further  question  whether the Board of Directors fully  understands such problems or has conducted the necessary due diligence to understand the many significant  issues which could exist below the surface.  If
Alliance is looking  for cash,  it should go public  based on its own  business.
Therefore,  it all comes down to price and the latest merger  agreement is still inadequate and not in the best interest of the Company's shareholders.  We still believe our offer is superior to the  Alliance  transaction  and we reaffirm our offer to  acquire  the  Company  for $2.75 per share in cash as set forth in our letter dated June 14, 2002.  Further,  if the Board were willing to meet with us and demonstrate value beyond this amount, we would consider raising our bid.

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CUSIP No. 53631T 10 2                   13D                  Page 8 of 8 Pages
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We also are stunned by the Board's  decision to lower the threshold at which the poison pill is  triggered  from 15% to 10%.  What  purpose does this serve other than to prevent the true owners of the Company from  deciding the  direction and leadership of the Company particularly where the market has expressed its belief as to the "potential true" value of the Alliance  transaction,  (i.e., below our cash offer)?  This is yet another example of arrogance  demonstrated by both the
Board and its advisors.  Further,  what special consideration has Messrs. Kearby and Flynn received from Alliance so that they will not sell their equity?

We believe  that the Board's  actions  represent a breach of  fiduciary  duty to shareholders that in many ways mirror the  transgressions of the boards involved in the many high profile  corporate  governance  disasters of the current times.
Clearly,  the Board's  only  objective is to ensure the  employment  of managers whose track record to date includes destroying  shareholder value to the tune of over $100 million.  Further,  the Board has continuously ignored attempts by its largest  shareholders to hold a meeting of shareholders  where all  shareholders can decide the fate of Company.  We remain  shocked that the Board  continues to demonstrate  such poor behavior toward its  shareholders  when it has nothing to gain given its nominal  ownership in the Company.  We, along with many  outraged
shareholders,   strongly  urge  the  Board  to  cancel  this  merger   agreement
immediately  and to sell the Company to a buyer who is willing to pay full value in cash for the Company.

Please call me to discuss at (310) 246-3741.

Very truly yours,

/s/ Josh Schechter
------------------
Josh Schechter